SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 04 October 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------








press release


October 4, 2006



                      BP Third Quarter 2006 Trading Update


This trading update is aimed at providing estimates regarding revenue and trading conditions experienced by BP in the third quarter ending September 30, 2006, and estimates of identified non-operating items expected to be included in that quarter's results. The third quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on October 24, 2006. In particular, data is not available at this time that would allow an estimate of potential IFRS fair value accounting gains or charges, or of any potential consolidation adjustment. This trading update is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.



Exploration and Production

Marker Prices                        3Q'05    4Q'05    1Q'06    2Q'06    3Q'06
Brent Dated ($/bbl)                  61.63    56.87    61.79    69.59    69.60
WTI ($/bbl)                          63.18    60.01    63.29    70.46    70.44
ANS USWC ($/bbl)                     60.91    57.89    60.89    68.84    69.02
US gas Henry Hub first of month
index ($/mmbtu)                       8.53    13.00     9.01     6.80     6.58
UK gas price - National Balance
Point (p/therm)                      29.26    65.30    70.00    34.55    33.72
Urals (NWE - cif) ($/bbl)            57.13    53.23    58.15    64.73    65.90
Russian domestic Oil ($/bbl)         36.60    31.73    35.27    36.18    40.13


Overall BP production in 3Q'06 is expected to be around 3,800 thousand barrels of oil equivalent per day (mboed). Excluding volumes from TNK-BP operations, production in 3Q'06 is expected to be around 2,850 mboed, versus 3,019 mboed in 2Q'06. This reduction reflects the impact of divestments, maintenance and operational downtime. BP's net share of production from TNK-BP is expected to be approximately 950 mboed, versus 999 mboed in 2Q'06, with the reduction reflecting divestments.



Refining and Marketing

$/bbl                                 3Q05    4Q'05    1Q'06    2Q'06    3Q'06
USA
                       - West Coast  17.57     8.90    11.22    21.27    12.30
                       - Gulf Coast  17.12    11.64    10.86    17.74    11.47
                       - Midwest     13.40     7.91     4.89    14.75    11.50
North West Europe                     7.78     5.51     2.88     5.78     4.54
Singapore                             6.52     4.42     3.54     6.83     3.58
Refining Global Indicator Margin*    12.35     7.60     6.28    12.59     8.40

* The Refining Global Indicator Margin (GIM) is a generic indicator. Actual margins realised by BP may vary significantly due to a variety of factors, including specific refinery configurations, crude slate and operating practices.


The third quarter's Global Indicator Margin (GIM) was lower than in 2Q'06. Stronger overall marketing margins are expected to be more than offset by lower supply optimisation results.


Gas, Power and Renewables

GP&R margins for the quarter are expected to be lower than 2Q'06 largely due to significantly weaker gas and power trading margins in North America.


Other Businesses and Corporate

The charge in Other Businesses and Corporate is expected to be in line with guidance given in our February 2006 Strategy Presentation for an annual charge of $900m +/- $200m.


Identified Non-Operating Items (NOIs)

Aggregate non-operating items in 3Q'06 are expected to amount to a pre-tax gain of around $2bn, primarily reflecting gains on upstream asset disposals.


Interest Expense

The total consolidated interest charge is expected to be around $100m.


Tax Rate

The effective tax rate for the quarter is expected to be around 40%, reflecting the enactment of the increase in the UK North Sea tax rate, partly offset by lower quarter end price effects.


Gearing

Gearing for the quarter is expected to be similar to the 2Q'06 level of 15%.


Distributions to Shareholders

During the quarter the company bought back 299 million shares for a total consideration of $3.5bn. Shares outstanding at September 28th 2006, excluding treasury shares, were 19,863 million. As in previous quarters, BP has entered into an arrangement that allows the share buy back programme to be continued during the closed period which commenced at close of business in London on September 30th. The 3Q'06 dividend of 9.825 cents per share announced at the time of our 2Q'06 results was paid in September. The dividend to be paid in 4Q'06 will be announced on October 24th in conjunction with our 3Q'06 Stock Exchange Announcement.



Rules of Thumb


Important note: The rules of thumb shown below were provided with BP's strategy update on February 7th, 2006 and were intended to give directional indicators of the impact of changes in the trading environment relative to that of 2005 on BP's 2006 full year pre-tax results. These rules of thumb are approximate. Especially over short periods, changes in prices, margins, differentials, seasonal demand patterns and other factors can be material. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realised refining margins due to crude price levels and differentials, product price movements and other factors. The GIM rule of thumb reflects the sensitivity to the overall group to changes in refining margins. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules of thumb.


2006 Operating Environment Rules of Thumb: impact on replacement cost pre-tax operating profit per year of changes relative to 2005 environment

                                                             Full Year
Oil Price - Brent +/- $1/bbl                                 $500m
Gas - Henry Hub +/- $ 0.10/mcf                               $80m
Refining - GIM +/- $ 1/bbl                                   $950m


This trading update contains forward looking statements, particularly those regarding oil and gas production; BP's net share of production from TNK-BP; refining and marketing margins; margins in the GP&R business; the charge in Other Businesses & Corporate; the amount of non-operating items; the total consolidated interest charge; the effective tax rate; and gearing. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements depending on a variety of factors, including the timing of bringing new fields on stream; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; natural disasters and adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this trading update and in BP Annual Report and Accounts 2005.


                                    - ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  04 October 2006                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary